SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 32)
Under the Securities and Exchange Act of 1934

 Salomon Brothers Municipal Partners Fund, Inc.
(MNP)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

794916106
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)

Item 1.  Security and Issuer

Common Stock
Salomon Brothers Municipal Partners Fund, Inc.
Salomon Brothers Asset Management
125 Broad Street, 10th Floor, MF-2
New York, New York 10004


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation ? Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).

(d)  None of George W. Karpus, Jo Ann Van Degriff, or Sophie Karpus
(?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 329,340 shares of MNP on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

(a) KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of MNP fit the investment guidelines for various Accounts. Shares have been acquired since December 8, 2000.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM owns 329,340 shares, which represents 5.72% of the outstanding Shares. George Karpus presently owns 9,500 shares purchased on April 16, 2001 at $12.50 (10,000 shares) and April 11, 2003 at $13.33 (5,000 shares). He sold on January 20 & 25 at $13.81 (200 shares), February 10 at $13.96 (50 shares), and
February 18 at $13.69 (200 shares), June 22, 2005 at $13.89 (250 shares),
June 27 & 28 at $13.89 ( 150 shares), June 28 at $13.87 (100 shares),
June 29 at $13.83 and $ 13.84 ( 200 shares), June 29 & 30 at  $13.89 & $
$13.88  (750 shares), and June  29 & 30 at $13.87 & $ 13.94  ( 500 shares), July 5, 2005 at $13.87 (300 shares), July 6 & 7 at $13.89 ( 900 shares), July 7 at $13.85 & $13.86 (300 shares),  July 7 & 8 at $13.88 &
$13.89 (500 shares), July 11 & 12 at $13.87 & $13.88 (300 shares), July
13 & 14 at $13.87 & $13.88 (600 shares), and July 18 at $13.91 (100 shares). Karpus Management, Inc. currently owns 300 shares purchased on August 11, 2005 at $14.02. Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 5.71%. Urbana Partners, L.P. currently owns 5,300 shares. None of the other Principals presently own shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) The first open market purchase occurred on December 8, 2000 as previously reported. Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
1/4/2006
100
13.59

02/01/2006-

NO TRANSACTIONS
1/10/2006
900
13.94

   02/28/2006



The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangement, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MNP securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Karpus Management, Inc.




By:
Name:  	Sharon L. Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Dated:  	March 9, 2006